CapStar Financial Holdings, Inc.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

(615) 732-6400

March 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: David Lin

Re:	CapStar Financial Holdings, Inc.
Registration Statement on Form S-4
File No. 333-236961
Request for Acceleration

Dear Mr. Lin:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236961) filed by CapStar Financial Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on March 6, 2020, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on March 31, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341.

Very truly yours,

CapStar Financial Holdings, Inc.

By:	/s/ Timothy K. Schools
Name:	Timothy K. Schools
Title:	President and Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz
Gerald L. Ewell, Jr., FCB Corporation
William B. Bryant, The Bank of Waynesboro
Adam G. Smith, Butler Snow LLP